Exhibit 99.3

NEWS RELEASE

Lorus Therapeutics Presents Positive Data for Lead

Anticancer Drug LOR-253

-New data presented at the 2012 annual meeting of the American

Association for Cancer Research (AACR)-

TORONTO, CANADA, April 3, 2012 - Lorus Therapeutics Inc. (TSX: LOR) (“Lorus”), a biopharmaceutical company specializing in the discovery, research and development of pharmaceutical products and technologies for the management of cancer, today announced the presentation of new preclinical data for Lorus’ anticancer drug, LOR-253, at the AACR annual meeting taking place March 31 - April 4, 2012 in Chicago, Illinois. The data supports the treatment of lung and colon cancers with LOR-253 in combination with a variety of chemotherapy agents.

The presentation entitled “Preclinical dose scheduling studies of LOR-253, a novel anticancer drug, in combination with chemotherapeutics in lung and colon cancers” will be given today during the 8:00 am - 12:00 pm session. The results of the study are summarized in an abstract prepared for the presentation (Abstract Number: 3710), and is available online on the AACR website (http://www.aacr.org).

The studies examined the anticancer activities of LOR-253, given in combination with approved anticancer agents, at different doses and schedules. The preclinical data showed that initial treatment of non-small cell lung cancer (NSCLC) cells with chemotherapy drugs docetaxel, paclitaxel, or cisplatin, followed by treatment with LOR-253, had significant and synergistic anticancer activity compared to either drug given alone. In animal studies, LOR-253 plus docetaxel showed significant efficacy against human NSCLC tumors when both drugs were administered at efficacious doses sequentially, compared to treatment with either agent alone at the same dose levels.

Similar anticancer synergy was also seen in colon cancer cells when LOR-253 was combined with the chemotherapeutics oxaliplatin, CPT-11, or fluorouracil. Each of these drugs are currently used for the treatment of colon cancer. In animal studies, LOR-253 plus oxaliplatin showed significant efficacy against human colon tumors when both drugs were administered sequentially, compared to either agent alone at the same dose levels.

“We’re very excited to present these findings on LOR-253 at the AACR Annual Meeting, which is an important international forum for cancer research and therapy,” said Dr. Aiping Young, Lorus' President and CEO. “The results of these studies are important because they demonstrate that LOR-253 significantly improves the antitumor activity of standard of care chemotherapy drugs used to treat NSCLC and colon cancer. These data also provide key information for designing clinical protocols for administering LOR-253 in drug combination strategies”

LOR-253 is in a Phase I clinical trial in patients with advanced or metastatic solid tumors who are unresponsive to conventional therapy, or for which no effective therapy is available. The Phase I study assesses the safety profile and antitumor activity of LOR-253, and will determine the recommended Phase II dose for subsequent clinical trials in combination with chemotherapeutics. The clinical trial is being conducted at the Memorial Sloan-Kettering Cancer Center in New York.

About LOR-253

LOR-253 represents a new class of anticancer agent, which we believe may offer a competitive advantage over conventional drugs. This drug candidate has shown selective and potent antitumor activity in preclinical investigations with a variety of human cancers, including colon cancer and non-small cell lung cancer, and has demonstrated an excellent therapeutic window due to its low toxicity. LOR-253 is a first-in-class small molecule that has been optimized to inhibit the novel cancer target Metal-Responsive Transcription Factor 1 (MTF-1). MTF-1 is overexpressed in selective cancer indications, and its downregulation by LOR-253 results in induction of the novel tumor suppressor Krüppel-like factor 4 (KLF4), leading to the down regulation of cyclin D1, an important regulator of cell cycle progression and cell proliferation. MTF-1 down regulation also results in decreased expression of genes involved in the adaptation of tumors to hypoxia (low oxygen content) and angiogenesis. Increased angiogenesis and alterations in the cyclin D1 regulatory pathway have been linked to the development of cancer.

About Lorus

Lorus is a biopharmaceutical company focused on the discovery, research and development of novel therapeutics in cancer. Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer. The Company also has expertise in antimicrobial drug discovery. Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: our ability to fund future research, our research program plans, our plans to conduct clinical trials, the successful and timely completion of clinical studies and the regulatory approval process, our ability to continue as a going concern, our ability to obtain partners to assist in the further development of our product candidates, the establishment of corporate alliances, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “believe”, “plan”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others: our ability to continue as a going concern, our ability to obtain the capital required for research and operations, the inherent risks in early stage drug development including demonstrating efficacy, development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our Annual Information Form underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics Inc.’s recent press releases are available through the Company’s website at www.lorusthera.com. For Lorus' regulatory filings on SEDAR, please go to www.Sedar.com.

Enquiries:

For further information, please contact:

Grace Tse, 416-798-1200 ext. 380; ir@lorusthera.com

Arash Shahi, 416-644-2020; ashahi@renmarkfinancial.com